UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Peerless Systems Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number)

Timothy E. Brog

c/o Peerless Systems Corporation

1055 Washington Blvd., 8th Floor

Stamford, CT 06901

(203) 350-0040

 (Name, Address and Telephone Number of Person Authorized

 to Receive Notices and Communications)

September 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705536100

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy E. Brog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 721,511(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 721,511(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,511(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to purchase 260,000 shares of common stock which are exercisable within 60 days of the date hereof.

CUSIP No. 705536100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.  Identity and Background.

This Statement is being filed by Timothy E. Brog (the “Filing Person”). The Filing Person’s address is c/o Peerless Systems Corporation, 1055 Washington Bld., 8th Floor, Stamford, CT 06901.

This Schedule 13D is being filed to reflect a reduction in ownership of common stock, par value $.001 per share (“Common Stock”), of Peerless Systems Corporation (the “Company”) by the Filing Person on September 23, 2014 that resulted from his delivery of 60,656 shares of Common Stock to the Company in lieu of payment of a tax liability by the Filing Person incident to the vesting of shares of restricted stock in accordance with Rule 16b-3 of the Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Filing Person beneficially owns 721,511 shares of Common Stock, including options to purchase 260,000 shares of Common Stock which are exercisable within 60 days of the date hereof.

             Based upon 2,918,451 shares of Common Stock outstanding, the Filing Person beneficially owns 24.7% of the outstanding shares of Common Stock on an as converted basis. The Filing Person has the sole power to vote and dispose of the shares of Common Stock reported. Other than the delivery of 60,656 shares of Common Stock to the Company in lieu of a payment of a tax liability by the Filing Person incident to the vesting of shares of restricted stock as disclosed in Item 2 above, the Filing Person has not engaged in any transactions with respect to the Common Stock in the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2014

:	/s/ Timothy Brog
Timothy Brog